UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-29862

FORUM NATIONAL INVESTMENTS LTD.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes[           ]   No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The Amended 6K is being filed to reflect corrections to a date in the attached exhibit. The previous 6K is being filed in it's entirety.

Changes in Registrant’s Certifying Accountant.

(a)	Dismissal of Previous Independent Registered Public Accounting Firm.

i.      On December 17, 2010, BDO Canada, LLP  (“BDO”) resigned as the independent registered public accounting firm of Forum National Investments, Ltd. (the “Registrant”). The Audit Committee of the Registrant recommended the acceptance of the resignation to the Board of Directors, and the Board of Directors approved the acceptance of such resignation.

ii.     BDO’s reports on the financial statements of the Registrant for the years ended September 30, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles. However, BDO did include an explanatory paragraph in its audit report relative to going concern uncertainty for the years ending September 30, 2009 and 2008, respectively.

iii.    During the years ended September 30, 2009 and 2008 and through December 17, 2010, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to BDO’s satisfaction would have caused BDO to make reference thereto in connection with BDO’s reports on the Registrant’s financial statements for such fiscal years.

iv.    During the years ended September 30, 2009 and 2008 and through December 17, 2010, the Registrant had no reportable events as set forth in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

v.     The Registrant provided BDO with a copy of this Current Report on Form 6-K and requested that BDO furnish it with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not BDO agrees with the above statements. The Registrant has received the requested letter from BDO, and a copy of such letter is filed as Exhibit 1.0 to this Current Report Form 6-K.

(b)	Engagement of New Independent Registered Public Accounting Firm.

i.      On February 1, 2011, the Registrant engaged Meyers Norris Penny, LLP (“MNP”) as the Registrant’s new independent registered public accounting firm.

ii.     Prior to February 1, 2011, the Registrant (or someone on its behalf) did not consult with MNP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements, and either a written report was provided to the Registrant or oral advice was provided that the new accountant concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions to Item 304) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Exhibit List

Exhibit No.	Description

1.0	Letter from BDO to the SEC dated July 4, 2011

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forum National Investments Ltd.

Date: July 6, 2011	By:	/s/ Martin Tutschek
Martin Tutschek
Chief Financial Officer